FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

6 August 2008

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

Standard Form
TR-1: N
otifications of Major Interests in Shares

1.

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc

2.

Reason for the notification
(
please place an X inside the
appropriate
bracket
/s
):

[
X
 ]
An acquisition or disposal of voting rights

[     ]
An acquisition or disposal of financial instruments which may result in the acquisition of shares already   issued to which voting rights are attached

[     ]
An event changing the breakdown of voting rights

[

]
Other (please specify)
:

3.

Full
name of person(s) subject to
 notification obligation:
Capital Research and Management Company

4. Full name of shareholder(s)
(if different from 3)

:
-

5.

Date of transaction
(
and date on which the threshold is crossed or reached
)
:
4
th

August
2008

6.

Date on which issuer notified:
6
th
 August
2008

7.

Threshold(s) that is/are crossed or reached:
6
%

8.

Notified
D
etails:

A: Voting rights attached to shares

Class/type of shares ( if possible us e ISIN CODE )	Situation previous to the t riggering transaction
	Number of shares	Number of voting r ights
Ordinary Shares (IE0001827041)	31,858,286	31,858,286

	Resulting situation after the triggering transaction
Class/type of shares ( if possible us e ISIN CODE )	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	32,358,286		32,358,286		6.057 3%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration d ate	Exercise/ c onversion period/ d ate	Number of voting rights that may be acquired ( if the ins trument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
32,358,286	32,358,286	6.057 3%

9.

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:
N/A

10. In case of p
roxy
v
oting:
 [n
ame of

the
proxy holder
] will cease to hold [num
ber] voting rights as of

[date]
:

N/A

1
1
. Additional information:
     Done at
Los Angeles
,
California
 on
6
th

A
ugust
 2008

1
2
. Contact name:

 Neil Colgan

 Assistant
Company Secretary

1
3
. Contact telephone number:
+353 1 634 4340

APPENDIX

As of
4
th

A
ugust
 2008

CR
H plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	32,358,286	6.057%

Holdings by CRMC :
Capital Research and Management Company	32,358,286	6.057%

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  6 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director